SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4 )[1]

Gaiam, Inc.
(Name of Issuer)

Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)

36268Q103
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[      ]    Rule 13d-1(b)
[      ]    Rule 13-d1(c)
[  X  ]    Rule 13-d1(d)

[1]The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 36268Q103

1.     Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Jirka Rysavy

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ___

         (b) ___

3.     SEC Use Only

4.     Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	7,724,200 7,724,200

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

         7,724,200

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          ____

11.     Percent of Class Represented by Amount in Row (9)

          52.2%

12.     Type of Reporting Person (See Instructions)

          IN

Item 1(a).     Name of Issuer:

      Gaiam, Inc.

Item 1(b).     Address of Issuer’s Principal Executive Offices:

      360 Interlocken Boulevard, Broomfield, CO 80021

Item 2(a).     Name(s) of Person(s) Filing:

      Jirka Rysavy

Item 2(b).     Address of Principal Business Office or, if None, Residence

      360 Interlocken Boulevard, Broomfield, CO 80021

Item 2(c).     Citizenship:

      United States

Item 2(d).     Title of Class of Securities:

        Class A Common Stock, par value $.0001 per share

Item 2(e).     CUSIP Number:

       36268Q103

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance withss.240.13d-1(b)(1)(ii)(J).
      Not applicable

Item 4.     Ownership.

(a)	Amount beneficially owned:	7,724,200 (includes options to acquire 188,000 shares, which options are vested or will vest within 60 days)
(b)	Percent of class:	52.2%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:		7,724,200
	(ii) Shared power to vote or to direct the vote:		0
	(iii) Sole power to dispose or to direct the disposition of:		7,724,200
	(iv) Shared power to dispose or to direct the disposition of:		0

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.     Certification.

Not applicable
SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004 (Date) /s/ Jirka Rysavy (Signature)